Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

June 14, 2013

VIA EDGAR

Ms. Cicely LaMothe
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 8, 2013
File No.1-33796

Dear Ms. LaMothe:

On behalf of Chimera Investment Corporation (“we”, “our” or the “Company”), set forth below is our response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated June 12, 2013 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Critical Accounting Policies and Estimates, page 63

Fair Value Measurements, page 68

1.
We note your proposed disclosure regarding how you determine the fair value of your securities. Elaborate on how the fair values are determined for financial reporting when the three tests are failed. To the extent the level of failures is outside of the range generally expected, consider whether additional disclosure is appropriate to indicate the frequency in which your securities failed all three tests and the cause. Additionally, discuss whether, and how if applicable, you revise your overall valuation approach if there are significant failures. Also, clarify if the prices obtained from third parties are binding or non-binding.

Response

The Company will include disclosure in future quarterly reports on Form 10-Q and annual reports on Form 10-K substantially similar to the following:

Generally, the Company determines the fair value of its residential mortgage-backed securities (“RMBS”) using its own internal pricing model that incorporates such factors as coupon, prepayment speeds, weighted average life, collateral composition, borrower characteristics, expected interest rates, life caps, periodic caps, reset dates, collateral seasoning, expected losses, expected default severity, credit enhancement, and other pertinent factors.  Certain very liquid asset classes, such as Agency fixed-rate pass-throughs, are priced using independent sources such as quoted prices for To-Be-Announced (“TBA”) securities.

The Company’s valuation review procedure is a multi-step process.  The Company generally obtains independent non-binding third party fair values for each of  securities and compares the average of the independent fair values to the fair value generated by the Company’s internal models. Under normal market conditions, the Company obtains three independent quotes for its non-Agency assets and two independent quotes for its Agency assets.   If the Company’s fair value varies from the average of the third party fair values by an amount in excess of predetermined thresholds, internal estimates of fair value are reviewed to determine if they are within the bid/ask spread observed in the marketplace for similar securities.  If the Company’s fair value is not within the thresholds or bid/ask spread, the Company determines if its fair value falls within the range of third party quotes received (i.e., between the high and low of third party independent fair values).  If the Company’s fair value is within the expected ranges in any of the three aforementioned steps, the Company’s fair value is determined to be reasonable and is utilized for financial reporting. Any security that fails all three tests requires review by the Manager’s Valuation Committee which determines the fair value of each such security for financial reporting on a case by case basis after reviewing the specific characteristics of the security.

The Company’s internal estimates of fair value generally fall within the expected ranges.  The Company monitors the extent to which fair values fall outside of generally expected ranges to determine if changes to its internal models are necessary.  Acceptable variance levels and the range of expected bid/ask spreads are also reviewed and adjusted by the Manager’s Valuation Committee as visibility into market liquidity and volatility evolves.  For the quarters ending March 31, 2012 and December 31, 2011 an insignificant number of securities required review by the Manager’s Valuation Committee as nearly all of the Company’s RMBS were within the ranges established in the multi-step review procedure described above.  The types of securities that tend to require review are subordinate interests in securitizations trusts and interest only securities, which are more difficult to value.

If independent fair values for any of the Company’s RMBS are unavailable, consideration is given to other information as it is available, including reverse repurchase transaction prices offered by independent broker-dealers, dealer inventory offering sheets, and trade posts of actual trades in the primary markets to validate the fair values generated by the Company’s internal pricing models. At March 31, 2012 and December 31, 2011, independent fair values were available for all of the Company’s RMBS for comparison to estimates of fair value determined by internal pricing models.

The Agency RMBS market is considered to be an active market such that participants transact with sufficient frequency and volume to provide transparent pricing information on an ongoing basis. The liquidity of the Agency RMBS market and the similarity of the Company’s securities to those actively traded enable the Company to observe quoted prices in the market and utilize those prices as a basis for formulating fair value measurements.  Consequently, the Company has classified Agency RMBS as Level 2 inputs in the fair value hierarchy.

The Company’s fair value estimation process for Non- Agency RMBS uses inputs other than quoted prices that are observed in the market due to the lack of wide-spread availability of the data. The Company’s estimate of prepayment, default and severity curves all involve adjustments that are deemed to be significant to the fair value measurement process, which renders the resulting Non-Agency fair value estimates Level 3 inputs in the fair value hierarchy.

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated June 12, 2013 to my attention at rcolligan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ Rob Colligan

Rob Colligan
Chief Financial Officer

cc:	R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company